Exhibit 99.1



Mannatech Reports Fourth Quarter Results

Continued cost containment; North America sales decline

Coppell, TX, March 11, 2009 - Mannatech, Incorporated (NASDAQ – MTEX), a leading developer and provider of proprietary nutritional supplements, weight management products and skin care solutions, today reported net income for the fourth quarter ending December 31, 2008 of $0.6 million or $0.02 per diluted share, compared to net loss of $3.6 million or $0.13 loss per diluted share for the fourth quarter ending December 31, 2007. The company reported an operating profit of $4.6 million compared to an operating loss of $5.8 million in the fourth quarter of 2007. Operating results were favorably impacted by a partial reversal of a litigation expense accrual.

Fourth quarter net sales for 2008 were $76.5 million, a decrease of 22.9%, compared to $99.2 million in the fourth quarter of 2007. The sales decline was largely due to a 23.9% decrease in North America sales compared to the fourth quarter of 2007. International sales decreased 21.4% for the fourth quarter of 2008 compared to the fourth quarter of 2007 largely due to the negative impact of a strengthening U.S. dollar in the fourth quarter.

Wayne Badovinus, Mannatech's president and CEO commented, "Although sales are a challenge in this weakened economy, we increased our operating profit and generated net income in the quarter for the first time in over a year. We have maintained a consistent discipline on cost control and the results are now evident. We are confident that we can continue to effectively manage the business while maintaining strong expense control for the foreseeable future."

Mr. Badovinus continued, "Our U.S. market continued to experience a decline in net sales impacted by a significantly weaker economy and previous litigation. At the same time, our major new fat-loss product, Osolean™, was launched in the U.S., Korea, and Australia. Osolean has re-energized our Associates and led to an uptick in recruiting in the quarter. The most successful launch in company history, Osolean became available in all remaining markets in early 2009."

Total independent Associate and Member count based on a 12-month trailing period decreased to 531,000 for the fourth quarter of 2008 as compared to 575,000 for the fourth quarter of 2007. This 7.7% year over year decrease reflects a 30.4% decrease in new Associates and Members compared to the prior year. This decrease was partially offset by higher retention of continuing independent Associates and Members which were up 14,000 in the fourth quarter of 2008, a 3.6% increase.

Sales for the full year 2008 were $332.7 million, down 19.4% from $412.7 million for the full year 2007. The company reported a net loss for the full year 2008 of $12.6 million, compared to the full year 2007 net income of $6.6 million. The diluted loss per share was $0.48 for the full year 2008, compared to earnings of $0.25 per diluted share for the full year 2007.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, March 12, 2009 at 9:00 a.m. Central Daylight Time, 10:00 a.m. Eastern Daylight Time. Investors may listen to the call by accessing Mannatech's website at www.mannatech.com.

About Mannatech
Mannatech, Incorporated, is a global wellness solutions provider of innovative, high-quality, proprietary dietary supplements, weight management products and skin care solutions sold through independent

Associates and Members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, South Africa, and Singapore. For more information please visit www.mannatech.com or www.allaboutmannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
www.exploremannatech.com
www.allaboutmannatech.com

Net Sales in Dollars and as a Percentage of Consolidated Net Sales
(In millions, except percentages)

	For the three months ended December 31,							
	2008			**2007**		**Dollar change**		**Percentage change**
United States	$	39.5	51.7%	$	52.8	53.2%	$ (13.3)	(25.2)%
Canada		5.8	7.6%		6.7	6.8%	(0.9)	(13.4)%
Australia		5.3	6.9%		7.4	7.5%	(2.1)	(28.4)%
United Kingdom		0.9	1.2%		1.7	1.7%	(0.8)	(47.1)%
Japan		10.9	14.2%		10.9	11.0%	0.0	0.0%
New Zealand		1.1	1.4%		1.5	1.5%	(0.4)	(26.7)%
Republic of Korea		8.2	10.7%		15.3	15.4%	(7.1)	(46.4)%
Taiwan		1.5	2.0%		1.4	1.4%	0.1	7.1%
Denmark		0.3	0.4%		0.3	0.3%	0.0	0.0%
Germany		0.8	1.0%		1.2	1.2%	(0.4)	(33.3)%
South Africa		2.2	2.9%		—	—	2.2	—
Totals	$	**76.5**	**100%**	$	**99.2**	**100%**	$ **(22.7)**	**(22.9)%**

	For the year ended December 31,							
	2008			**2007**		**Dollar change**		**Percentage change**
United States	$	176.9	53.1%	$	244.5	59.2%	$ (67.6)	(27.7)%
Canada		23.6	7.1%		27.4	6.6%	(3.8)	(13.9)%
Australia		26.1	7.8%		29.4	7.1%	(3.3)	(11.2)%
United Kingdom		4.7	1.4%		6.7	1.6%	(2.0)	(30.0)%
Japan		44.8	13.5%		42.3	10.3%	2.5	5.9%
New Zealand		5.2	1.6%		6.9	1.7%	(1.7)	(24.6)%
Republic of Korea		35.7	10.7%		44.0	10.7%	(8.3)	(18.9)%
Taiwan		5.2	1.6%		5.4	1.3%	(0.2)	(3.7)%
Denmark		1.2	0.4%		1.5	0.4%	(0.3)	(20.0)%
Germany		3.8	1.1%		4.6	1.1%	(0.8)	(17.4)%
South Africa		5.5	1.7%		—	—	5.5	—
Totals	$	**332.7**	**100%**	$	**412.7**	**100%**	$ **(80.0)**	**(19.4)%**

The number of new and continuing independent associates and members, who purchased our packs during the years ended December 31, were as follows:

	2008		**2007**	
New	133,000	25%	191,000	33.2%
Continuing	398,000	75%	384,000	66.8%
Total	**531,000**	**100%**	**575,000**	**100%**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 30,945	$ 47,103
Restricted cash	1,864	340
Accounts receivable, net of allowance of $23 and $877 in 2008 and 2007, respectively	291	618
Income tax receivable	3,531	2,136
Inventories, net	31,313	23,706
Prepaid expenses and other current assets	3,946	6,053
Deferred tax assets	5,632	1,789
Total current assets	**77,522**	**81,745**
Long-term investments	—	12,950
Property and equipment, net	36,202	42,818
Construction in progress	840	1,594
Long-term restricted cash	7,579	11,726
Other assets	1,456	1,470
Long-term deferred tax assets	459	151
Total assets	**$ 124,058**	**$ 152,454**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases	$ 131	$ 110
Accounts payable	5,067	3,637
Accrued expenses	24,324	30,315
Commissions and incentives payable	11,453	11,139
Taxes payable	873	6,198
Current deferred tax liability	192	—
Deferred revenue	3,476	4,769
Total current liabilities	**45,516**	**56,168**
Capital leases, excluding current portion	155	261
Long-term royalties due to an affiliate	2,024	2,440
Long-term deferred tax liabilities	6,075	5,165
Other long-term liabilities	1,559	1,565
Total liabilities	**55,329**	**65,599**
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,667,882 shares issued and 26,460,788 shares outstanding in 2008 and 27,667,882 shares issued and 26,460,788 shares outstanding in 2007	3	3
Additional paid-in capital	40,753	40,146
Retained earnings	44,170	62,620
Accumulated other comprehensive loss	(1,406)	(1,123)
	83,520	101,646
Less treasury stock, at cost, 1,207,094 shares in 2008 and 2007	(14,791)	(14,791)
Total shareholders' equity	**68,729**	**86,855**
Total liabilities and shareholders' equity	**$ 124,058**	**$ 152,454**

MANNATECH, INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	Three months ended December 31,		Years ended December 31,	
	2008	2007	2008	2007
Net sales	$ 76,479	$ 99,225	$ 332,703	$ 412,678
Cost of sales	11,551	14,201	48,564	59,765
Commissions and incentives	33,338	46,611	149,595	189,067
	44,889	60,812	198,159	248,832
Gross profit	31,590	38,413	134,544	163,846
Operating expenses:				
Selling and administrative expenses	17,728	20,967	81,077	84,298
Depreciation and amortization	3,084	2,953	12,310	10,236
Other operating cost	6,126	20,271	55,656	61,703
Total operating expenses	26,938	44,191	149,043	156,237
Income (loss) from operations	4,652	(5,778)	(14,499)	7,609
Interest income	385	797	1,604	2,700
Other income, net	(2,853)	271	(5,303)	180
Income (loss) before income taxes	2,184	(4,710)	(18,198)	10,489
(Provision) benefit from income taxes	(1,564)	1,142	5,570	(3,895)
Net income (loss)	$ 620	$ (3,568)	$ (12,628)	$ 6,594
Earnings (loss) per share:				
Basic	$ 0.02	$ (0.13)	$ (0.48)	$ 0.25
Diluted	$ 0.02	$ (0.13)	$ (0.48)	$ 0.25
Weighted-average common shares outstanding:				
Basic	26,461	26,461	26,461	26,443
Diluted	26,516	26,461	26,461	26,893